# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 8-K

### CURRENT REPORT
### Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

## July 17, 2015
Date of report *(date of earliest event reported)*

| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mgeenergy.com | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company**<br>(a Wisconsin Corporation)<br>133 South Blair Street<br>Madison, Wisconsin 53788<br>(608) 252-7000<br>www.mge.com | 39-0444025 |

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On July 17, 2015, the Boards of Directors of MGE Energy, Inc. ("MGE Energy") and Madison Gas and Electric Company ("MGE") approved a reorganization of the duties and responsibilities of several members of management. As part of that reorganization, Craig Fenrick, age 56, who was Vice President - Energy Delivery, became Senior Vice President - Energy Operations and assumed additional responsibilities for Energy Production. Mr. Fenrick has been employed by MGE for approximately 33 years and has served as an Assistant Vice President since 2006 and a Vice President since 2012, where Mr. Fenrick has been responsible for Electric Transmission and Distribution and more recently Gas Operations.

On July 22, 2015, Peter J. Waldron, who is Vice President and Chief Information Officer of Madison Gas and Electric Company (the "Company"), informed the Company that he plans to retire, effective December 31, 2015. Mr. Waldron has been employed by the Company for approximately 35 years. His retirement was unrelated to the reorganization discussed in the previous paragraph.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
*(Registrant)*

Date: July 23, 2015                    /s/ Jeffrey C. Newman
                                       Jeffrey C. Newman
                                       Vice President, Chief Financial Officer,
                                       Secretary and Treasurer

**Madison Gas and Electric Company**
(Registrant)

Date: July 23, 2015                    /s/ Jeffrey C. Newman
                                       Jeffrey C. Newman
                                       Vice President, Chief Financial Officer,
                                       Secretary and Treasurer